SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                          ESC Medical Systems Ltd.
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                 M40868107
                               (CUSIP Number)

                            Barnard J. Gottstein
                         Carr-Gottstein Properties
                      550 West 77th Avenue, Suite 1540
                          Anchorage, Alaska 99501
                               (907) 278-2277
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              with a copy to:

                         Michael A. Woronoff, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                     300 South Grand Avenue, Suite 3400
                     Los Angeles, California 90071-3144
                               (213) 687-5000


                             September 29, 1998
          (Date of Event which Requires Filing of This Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:
                                                 /  /
                                                 ---





 CUSIP No. M40868107           13D
 ----------------------------------------------------------------------------

 (1)  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Barnard J. Gottstein, as trustee of the Barnard J. Gottstein Revocable
      Trust
 ----------------------------------------------------------------------------
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  ___
                                              (a)/  /
                                              (b)/  /
                                                 ---
 ----------------------------------------------------------------------------
 (3)  SEC USE ONLY

 ----------------------------------------------------------------------------
 (4)  SOURCE OF FUNDS*
      PF, OO
 ----------------------------------------------------------------------------
 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)           ___
                                  / X/
  ----------------------------------------------------------------------------
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES
  ----------------------------------------------------------------------------
                                    : (7)  SOLE VOTING POWER
                                    :      1,396,193 shares held by
                                    :      the Barnard J. Gottstein Revocable
                                    :      Trust, for which Barnard
                                    :      J. Gottstein serves as Trustee.
                                     ----------------------------------------
  NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING POWER
  OWNED BY EACH REPORTING           :      0
  PERSON WITH                       :----------------------------------------
                                    : (9)  SOLE DISPOSITIVE POWER
                                    :      1,396,193 shares held by
                                    :      the Barnard J. Gottstein
                                    :      Revocable Trust, for which
                                    :      Barnard J. Gottstein serves
                                    :      as Trustee.
                                    :---------------------------------------
                                    :(10)  SHARED DISPOSITIVE POWER
                                    :      0
                                    :
 ----------------------------------------------------------------------------
 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,396,193 shares held by the Barnard J. Gottstein Revocable Trust, for which Barnard J. Gottstein serves as Trustee.
  ----------------------------------------------------------------------------
 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                   /  /
                                                 ---
  ----------------------------------------------------------------------------
 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.23%
  ----------------------------------------------------------------------------
 (14) TYPE OF REPORTING PERSON*
      IN
  ----------------------------------------------------------------------------




 CUSIP No. M40868107           13D
 ----------------------------------------------------------------------------
 (1)  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Barnard J. Gottstein Revocable Trust
 ----------------------------------------------------------------------------
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  ___
                                              (a)/  /
                                              (b)/  /
                                                 ---
 ----------------------------------------------------------------------------
 (3)  SEC USE ONLY

 ----------------------------------------------------------------------------
 (4)  SOURCE OF FUNDS*
      PF, OO
 ----------------------------------------------------------------------------
 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)           ___
                                  /  /
  ----------------------------------------------------------------------------
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Washington
  ----------------------------------------------------------------------------
                                    : (7)  SOLE VOTING POWER
                                    :      1,396,193 shares held by
                                    :      the Barnard J. Gottstein
                                    :      Revocable Trust, for which
                                    :      Barnard J. Gottstein serves
                                    :    as Trustee.
                                    :-----------------------------------------
  NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING POWER
  OWNED BY EACH REPORTING           :      0
  PERSON WITH                       :-----------------------------------------
                                    : (9)  SOLE DISPOSITIVE POWER
                                    :      1,396,193 shares held by
                                    :      the Barnard J. Gottstein
                                    :      Revocable Trust, for which
                                    :      Barnard J. Gottstein serves
                                    :      as Trustee.
                                    :-----------------------------------------
                                    :(10)  SHARED DISPOSITIVE POWER
                                    :      0
 ----------------------------------------------------------------------------
 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,396,193 shares held by the Barnard J. Gottstein Revocable Trust, for which Barnard J. Gottstein serves as Trustee.
 ----------------------------------------------------------------------------
 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                   /  /
                                                 ---
 ----------------------------------------------------------------------------
 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.23%
 ----------------------------------------------------------------------------
 (14) TYPE OF REPORTING PERSON*
      OO
 ----------------------------------------------------------------------------



  CUSIP No. M40868107           13D
  ----------------------------------------------------------------------------
  (1)  NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Barnard J. Gottstein
  ----------------------------------------------------------------------------
  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  ___
                                              (a)/  /
                                              (b)/  /
                                                 ---
 ----------------------------------------------------------------------------
 (3)  SEC USE ONLY

 ----------------------------------------------------------------------------
 (4)  SOURCE OF FUNDS*
      PF, OO
 ----------------------------------------------------------------------------
 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)           ___
                                  / X/
 ----------------------------------------------------------------------------
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES
 ----------------------------------------------------------------------------
                                    : (7)  SOLE VOTING POWER
                                    :      1,396,193 shares held by
                                    :      the Barnard J. Gottstein
                                    :      Revocable Trust, for which
                                    :      Barnard J. Gottstein serves
                                    :    as Trustee.
                                    :----------------------------------------
  NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING POWER
  OWNED BY EACH REPORTING           :      0
  PERSON WITH                       :
                                    : (9)  SOLE DISPOSITIVE POWER
                                    :      1,396,193 shares held by
                                    :      the Barnard J. Gottstein
                                    :      Revocable Trust, for which
                                    :      Barnard J. Gottstein serves
                                    :      as Trustee.
                                    :----------------------------------------
                                    :(10)  SHARED DISPOSITIVE POWER
                                    :      0
 ----------------------------------------------------------------------------
 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,396,193 shares held by the Barnard J. Gottstein Revocable Trust, for which Barnard J. Gottstein serves as Trustee.
 ----------------------------------------------------------------------------
 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                   /  /
                                                 ---
 ----------------------------------------------------------------------------
 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.23%

 ----------------------------------------------------------------------------
 (14) TYPE OF REPORTING PERSON*
      IN

 ----------------------------------------------------------------------------



 ITEM 1.   SECURITY AND ISSUER.

           This Statement on Schedule 13D (the "Schedule 13D") relates to shares of the common stock ("Shares"), of ESC Medical Systems Ltd., an Israeli corporation (the "Company"). The principal executive offices of the Company are located at 100 Crescent Road, Needham, Massachusetts 02194.

 ITEM 2.   IDENTITY AND BACKGROUND.

           (a) This statement is being filed by (1) Barnard J. Gottstein, as trustee of the Barnard J. Gottstein Revocable Trust, (2) the Barnard J. Gottstein Revocable Trust and (3) Barnard J. Gottstein, as an individual (each, a "Reporting Person").

           (b) Each Reporting Person's business address is c/o Carr-Gottstein Properties, 550 West 77th Avenue, Suite 1540, Anchorage, Alaska 99501.

           (c) Barnard J. Gottstein's present principal occupation is that of partner of Carr-Gottstein Properties ("CGP"), a real estate partnership. CGP's address is 550 West 77th Avenue, Suite 1540, Anchorage, Alaska, 99501.

           (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) Barnard J. Gottstein was named as a defendant by the Federal Deposit Insurance Corporation in a federal civil proceeding against certain officers and directors of United Bank Alaska. In December 1993, the United States District Court for the District of Alaska dismissed Barnard J. Gottstein with prejudice from the civil lawsuit. Except as discussed in the prior two sentences, none of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

           (f) Barnard J. Gottstein is a citizen of the United States. The Barnard J. Gottstein Revocable Trust is organized under the laws of the state of Washington.

 ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       1,196,193 Shares were acquired through the distribution of a partnership in which Barnard J. Gottstein was a partner. 200,000 Shares were acquired for $1,383,108.77 through the use of personal funds of Barnard J. Gottstein.

 ITEM 4.   PURPOSE OF TRANSACTION.

       The Reporting Persons acquired the Shares for purposes of investment.

 ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

           (a) The Reporting Persons own 1,396,193 Shares in the aggregate. The percentage of the class of such Shares beneficially owned by the Reporting Persons is 5.23%.

           (b) As trustee of the Barnard J. Gottstein Revocable Trust, Barnard J. Gottstein has sole power to vote or to direct the vote of the Shares, and has sole power to dispose or to direct the disposition of the Shares.

           (c) Each of the Reporting Persons effected the following open market purchases of Shares during the past 60 days:

       Date of      Amount of           Price
       Transaction  Securities Involved per Share
       -----------  ------------------- ---------
       9/29/98       1,100              7.1250
       9/29/98      16,000              7.0625
       9/29/98         800              7.0312
       9/29/98       2,100              7.0312
       9/29/98       1,200              7.0000
       9/29/98       2,600              7.0000
       9/29/98       1,700              7.0000
       9/29/98       4,100              6.9687
       9/29/98       3,100              6.6250
       9/29/98       5,300              6.6250
       9/29/98      13,000              6.6250
       9/29/98       5,000              7.0625
       9/29/98       3,000              7.0625
       9/29/98       5,000              7.0625
       9/29/98      15,000              6.6250
       9/29/98       6,000              6.6875
       9/29/98       1,000              7.0000
       9/29/98       1,900              7.1250
       9/29/98      13,500              7.1250
       9/29/98      13,000              7.1250
       9/29/98      17,600              7.1250
       9/29/98       9,500              6.9375
       9/29/98       6,100              6.9375
       9/29/98       1,000              6.9375
       9/29/98       4,600              6.9375
       9/29/98         500              6.9375
       9/29/98       5,100              6.9062
       9/29/98       4,900              6.8750
       9/29/98       1,000              6.8750
       9/29/98       3,000              6.8750
       9/29/98       1,000              6.8750
       9/29/98       5,700              6.8125
       9/29/98       8,200              6.8125
       9/29/98      14,500              6.8125
       9/29/98       1,500              6.8125
       9/29/98       1,000              6.7500
       9/29/98         400              6.7500

           (d)  Not applicable.

           (e)  Not applicable.

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           None of the Reporting Persons have any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Company.

 ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

       Not applicable.


                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  October 9, 1998


                               /s/ Barnard J. Gottstein
                               --------------------------------------
                               Barnard J. Gottstein
                               Individually and as Trustee of the
                               Barnard J. Gottstein Revocable Trust


                               BARNARD J. GOTTSTEIN REVOCABLE TRUST


                               /s/ Barnard J. Gottstein
                               ----------------------------------------
                               Barnard J. Gottstein
                               Trustee